SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HEALTHETECH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

422210104

(CUSIP Number)

Eric Roth, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422210104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kodiak Capital, LLC 20-0255184

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,184,210*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,184,210*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,184,210*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.19%*

14.	Type of Reporting Person (See Instructions) OO

* See Item 1 and Item 5 below.

CUSIP No. 422210104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur J. Samberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 712,548*

	8.	Shared Voting Power 11,184,210*

	9.	Sole Dispositive Power 712,548*

	10.	Shared Dispositive Power 11,184,210*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,896,758*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 29.96%*

14.	Type of Reporting Person (See Instructions) IN

* See Item 1 and Item 5 below.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of HealtheTech, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

As the acquisition reported in this filing occurred on December 23, 2003, the amounts stated do not reflect the 1-for-5 reverse stock split which occurred on December 31, 2003.  All future filings will be stated on a post-split basis.

Item 2.	Identity and Background

This statement is being filed jointly by Kodiak Capital, LLC (“Kodiak”) and Arthur J. Samberg (collectively, the “Reporting Persons”). Kodiak is a Connecticut limited liability company principally engaged in investing in securities. Arthur J. Samberg is a citizen of the United States, a member of the Board of Directors of HealtheTech, Inc. and the managing member of Kodiak. The address of the principal business office of the Reporting Persons is 500 Nyala Farm Road, Westport, CT 06880.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Kodiak entered into the Purchase Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The funds for the purchase of the Common Stock and the issuance of the Warrant (as such term is defined in Item 4) to be held by Kodiak were obtained from the contributions of Kodiak’s members.

Copies of the form of Purchase Agreement and the form of Warrant are filed herewith as Exhibits 1 and 2, respectively, and incorporated herein by reference, and the descriptions herein of the Purchase Agreement and the Warrant are qualified in their entirety by reference to the Purchase Agreement and the Warrant.

Item 4.	Purpose of Transaction

Kodiak acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. Kodiak considers the shares of Common Stock that it beneficially owns as an investment made in the ordinary course of its business. Kodiak intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

On December 23, 2003, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), with Kodiak, pursuant to which the Issuer: (i) sold 6,578,947 shares of Common Stock to Kodiak, at a per share price of $0.76 per share; and (ii) issued a warrant (the “Warrant”) to Kodiak entitling Kodiak to purchase from the Issuer 4,605,263 shares of Common Stock at an exercise price of $0.76 per share. The Warrant is immediately exercisable and expires on December 22, 2013. The shares of Common Stock and the Warrant issued to Kodiak have not been registered under the Securities Act of 1933, or any state securities laws. However, pursuant to the terms of the Purchase Agreement, the Issuer has agreed to file a registration statement for the resale of the shares of Common Stock and the shares of Common Stock underlying the Warrant within thirty (30) days following the closing of the transactions contemplated by the Purchase Agreement.

Copies of the form of Purchase Agreement and the form of Warrant are filed herewith as Exhibits 1 and 2, respectively, and incorporated herein by reference, and the descriptions herein of the Purchase Agreement and the Warrant are qualified in their entirety by reference to the Purchase Agreement and the Warrant.

Except as described herein, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

Kodiak and Arthur J. Samberg (as the managing member of Kodiak) are deemed to beneficially own an aggregate of 11,184,210 shares of Common Stock (consisting of the 6,578,947 shares of Common Stock acquired by Kodiak pursuant to the Purchase Agreement and 4,605,263 shares of Common Stock that may be acquired by Kodiak upon exercise of the Warrant), representing approximately 28.19% of the 35,063,058 shares of Common Stock outstanding (assuming the issuance of 4,605,263 shares of Common Stock upon exercise of the Warrant).  Kodiak is the direct beneficial owner, and Arthur J. Samberg (as the managing member of Kodiak) is deemed to be the indirect beneficial owner, of the 11,184,210 shares of Common Stock.  Arthur J. Samberg disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Kodiak (except for his indirect pecuniary interest arising therein).  Kodiak and Arthur J. Samberg have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Arthur J. Samberg is deemed to beneficially own an aggregate of 712,548 shares of Common Stock (consisting of 675,888 shares of Common Stock held directly and 36,660 shares of Common Stock that may be acquired upon the exercise of a director stock option), representing approximately 2.03% of the number of shares of Common outstanding (assuming the issuance of 36,660 shares of Common Stock upon the exercise of the director stock option). Arthur J. Samberg is deemed to be the direct beneficial owner of the 712,548 shares of Common

Stock. Arthur J. Samberg has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

The 11,896,758 shares of Common Stock of which Arthur J. Samberg is deemed to be the direct and indirect beneficial owner represent approximately 29.96% of the outstanding shares of Common Stock (assuming the issuance of 4,605,263 shares of Common Stock upon exercise of the Warrant and the issuance of 36,660 shares of Common Stock upon the exercise of the director stock option).

As the acquisition reported in this filing occurred on December 23, 2003, the amounts stated do not reflect the 1-for-5 reverse stock split which occurred on December 31, 2003.  All future filings will be stated on a post-split basis.

(c) Except as otherwise stated herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the form of Purchase Agreement and the form of Warrant described in Items 3 and 4, which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference, and the descriptions herein of the Purchase Agreement and the Warrant are qualified in their entirety by reference to the Purchase Agreement and the Warrant.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to Kodiak the Common Stock and the Warrant. The Warrant has an exercise price of $0.76 per share, is immediately exercisable and expires on December 22, 2013. The shares of Common Stock and the Warrant issued to Kodiak have not been registered under the Securities Act of 1933, or any state securities laws. However, pursuant to the terms of the Purchase Agreement, the Issuer has agreed to file a registration statement for the resale of the shares of Common Stock and the shares of Common Stock underlying the Warrant within thirty (30) days following the closing of the transactions contemplated by the Purchase Agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.52 to the Issuer’s Form 8-K, filed with the SEC on October 9, 2003).

Exhibit 2 Form of Warrant (incorporated by reference to Exhibit 10.53 to the Issuer’s Form 8-K, filed with the SEC on October 9, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2004

KODIAK CAPITAL, LLC
By: /s/ Arthur J. Samberg
Name: Arthur J. Samberg
Title: Managing Member

/s/ Arthur J. Samberg
Arthur J. Samberg

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.52 to the Issuer’s Form 8-K, filed with the SEC on October 9, 2003).

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 10.53 to the Issuer’s Form 8-K, filed with the SEC on October 9, 2003).